Filed by BW LPG Limited

Pursuant to Rule 425 Under
The Securities Act of 1933

Subject Company: Dorian LPG Ltd.

Commission File Number: 001-36437

On June 10, 2018, BW LPG Limited (the “Company) made the following communications on its Twitter and LinkedIn accounts. The full text of the article referenced in the Company’s communications is also set forth in full below.

LinkedIn:

“Another Dorian LPG shareholder is leaning in favour of BW LPG's $1.1bn acquisition offer for the company, saying a volatile industry such as gas shipping would benefit from the larger scale offered by the combination. Click to read (subscription required) @ https://lnkd.in/fy96XiF

Important information about the proposed combination can be found @

https://lnkd.in/fxQMUmx

http://bit.ly/BWLPGlegend”

Twitter:

“#bwlpg Another Dorian holder goes for BW offer

Click to read (subscription required) #Tradewinds @ https://lnkd.in/fy96XiF

Important information about the proposed combination can be found @ https://t.co/J1T3ySJMCA

http://bit.ly/BWLPGlegend”

TradeWinds Article:

Another Dorian holder goes for BW offer

By Michael Angell

8 June 2018

Investment advisory says 'stronger balance sheets and less leverage' would behoove VLGC owner.

Another Dorian LPG shareholder is leaning in favour of BW LPG's $1.1bn acquisition offer for the company, saying a volatile industry such as gas shipping would benefit from the larger scale offered by the combination.

The letter from New York-based Oppenheimer + Close comes almost two weeks after BW LPG unveiled its stock-for-stock offer for New York-listed Dorian LPG. The move would create the largest fleet of very large gas carriers (VLGC) under one owner.

Dorian LPG's board says it is in receipt of the offer, but has declined further comment on its status.

Oppenheimer + Close, which has $217m in assets under management, has been a Dorian shareholder since 2015, starting out with roughly 100,000 shares. The advisor now reports owning 1.3 million shares, just over 2% of the company.

In a letter addressed to Dorian chairman and chief executive John Hadjipateras, Oppenheimer + Close says that "shareholders are competent to evaluate the BW offer and hope that you and your board will recognize that ultimately the shareholders should control their destiny."

The advisor says that in a market with a "clear leader with significant capacity, there have been benefits in fleet optimization." It also says that the cost savings in consolidation, while small, "is a plus given the parlous state of the market."

While its confident that a market recovery will occur, "none of us knows when, and as a shareholder we favor stronger balance sheets and less leverage in businesses that have to cope with volatility in earnings and uncertainty in markets," Oppenheimer + Close says.

Oppenheimer + Close joins fellow Dorian shareholder Robotti & Co as coming out in favour of the BW LPG acquisition.

Cautionary Statement Regarding Forward-Looking Statements

These communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG Limited’s (“BW LPG”) proposed business combination transaction with Dorian LPG Ltd. (“Dorian”) (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in these communications concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this communication are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors (the “Bors”) contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

These communications are provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. Subject to future developments, BW LPG may file a registration statement and/or exchange offer documents with the Securities and Exchange Commission (the “SEC”) in connection with a possible business combination transaction with Dorian. BW LPG and Dorian shareholders should read those filings, and any other filings made by BW LPG with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.